                                                    Filed by Deutsche Telekom AG
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: VoiceStream Wireless Corporation
                                              Exchange Act File Number 000 29667

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY VOICESTREAM WIRELESS CORPORATION ON JULY 24, 2000

[VOICESTREAM LOGO]

               DEUTSCHE TELEKOM TO ACQUIRE VOICESTREAM FOR $50.7
              BILLION, CREATING FIRST WIRELESS OPERATOR USING GSM
                               STANDARD WORLDWIDE
         VoiceStream Senior Management To Lead Deutsche Telekom's U.S.
                               Mobile Operations

       Telekom To Make Separate $5 Billion Cash Investment In VoiceStream To Accelerate Nationwide Build-out and Upgrade Network and Service



BELLEVUE, WA, July 23, 2000 - VoiceStream Wireless Corporation (NASDAQ: VSTR) today announced that it has entered into a definitive merger agreement with Deutsche Telekom AG (NYSE: DT) to form the first wireless operator utilizing the GSM standard worldwide. The transaction, with a current equity value of approximately $50.7 billion ($195.75 per current fully diluted VoiceStream share based on Deutsche Telekom's Euro closing share price last Friday), will benefit U.S. consumers by creating an even stronger national provider in the highly competitive American wireless communications market. VoiceStream will have the necessary capital resources, technology expertise and global reach to provide cost-competitive service and accelerate the introduction of next-generation voice and data services in the U.S.


Under the terms of the agreement, approved by the Boards of both companies, VoiceStream shareholders will receive 3.2 Deutsche Telekom shares and $30 in cash for each share of VoiceStream common stock, subject to certain adjustments. VoiceStream shareholders will have the ability to make an all-stock or all-cash election, subject to proration. Deutsche Telekom will also assume approximately $5.0 billion in VoiceStream net debt. Owners of more than 50% of VoiceStream's outstanding shares have agreed to vote in favor of the transaction.


VoiceStream will become part of Deutsche Telekom's mobile telephony group, which is a separate subsidiary of Deutsche Telekom AG. VoiceStream senior management will lead Telekom's U.S. mobile operations, continuing to use the VoiceStream brand. As of March 31, 2000, T-Mobile together with VoiceStream and its joint ventures had 19.8 million subscribers and licenses to provide services to approximately 375 million people (POPs) worldwide.


Deutsche Telekom will make a separate cash investment of $5 billion in VoiceStream in exchange for preferred stock convertible into common stock at a price of $160 per share. The investment, expected to be made during the current quarter subject to regulatory approval, will enable VoiceStream to accelerate its nationwide build-out and upgrade its network and service.


"This is a compelling strategic opportunity for VoiceStream to partner with one of the world's leading telecommunications companies," said John W. Stanton, Chairman and CEO of VoiceStream, who will head Telekom's mobile operations in the U.S. "It is also an extremely attractive opportunity for both sets of shareholders and for our employees. We see enormous benefits for U.S. consumers, as VoiceStream becomes an even more competitive national operator that can accelerate the introduction of next-generation wireless voice and data services such as mobile Internet and multimedia applications. Together, we can offer seamless global services over a common technology platform and provide customer-friendly features such as global roaming, unified billing and worldwide customer service."


"This transaction is a unique opportunity to enter the U.S. wireless communications market, one of the most attractive in the world," said Dr. Ron Sommer, Chairman and CEO of Deutsche Telekom. "American consumers will see an acceleration in the rollout of state-of-the-art GSM technology. More Americans will be able to have one phone, with one number, that they can use virtually anywhere in the world - whether they are in Minneapolis, Munich or Melbourne. As in other markets such as the U.K. with One 2 One, we are partnering with a rapidly-growing, nationwide, domestic wireless company."


"VoiceStream is growing its subscriber base faster than any other national wireless carrier in the United States. With licenses to serve approximately 220 million people in 23 of the top 25 U.S. markets, VoiceStream has only begun to tap its extraordinary potential," said Jeffrey Hedberg, the Deutsche Telekom Board member in charge of international operations. "At a valuation of approximately $265 per POP, the consideration for VoiceStream compares very favorably to other recent global wireless transactions. VoiceStream is also well positioned for mobile data applications, a potentially explosive growth area as booming U.S. Internet usage should drive heavy mobile data demand."


The transaction is subject to regulatory approvals, approval by VoiceStream shareholders, and customary closing conditions. It is expected to be completed in the first half of 2001.


Pro forma for the transaction, current VoiceStream shareholders will own approximately 22% of Deutsche Telekom and the German Government's ownership of Deutsche Telekom will be reduced to approximately 45%. The German Government has stated its commitment to continue reducing its stake in Deutsche Telekom over time subject to market conditions.


The transaction has been structured as a reorganization that will be tax-free to VoiceStream's shareholders to the extent they receive stock of Deutsche Telekom. Pursuant to the merger agreement, each share of common stock of VoiceStream will be converted into the right to receive a combination of $30 in cash and 3.2 Deutsche Telekom Ordinary Shares, subject to adjustment. VoiceStream shareholders may elect to receive in lieu of this combination either $200 in cash or 3.7647 Deutsche Telekom Ordinary Shares, subject to the election and proration procedures set forth in the merger agreement and subject to certain other possible adjustments. Based on current fully diluted VoiceStream shares, VoiceStream shareholders will receive in the aggregate approximately 829 million Deutsche Telekom shares and approximately $7.8 billion in cash.


Up to an additional 48 million Deutsche Telekom shares may be acquired in certain circumstances by VoiceStream joint venture partners should they become entitled to exchange their joint venture interests for shares.


Deutsche Telekom is being advised by Donaldson, Lufkin & Jenrette and Dresdner Kleinwort Benson. VoiceStream is being advised by Goldman, Sachs & Co.


ABOUT DEUTSCHE TELEKOM

Deutsche Telekom, with revenues of EUR 35.5 billion in 1999, is Europe's largest telecommunications company and the third largest carrier worldwide. Deutsche Telekom has over 14 million marketed ISDN channels, making the company the world leader in ISDN. And with 5.3 million T-Online customers, the company is Europe's largest Internet provider. Offering a complete range of products and services, Deutsche Telekom has more than 48 million telephone lines in service. The company also serves approximately 18.6 million majority-controlled mobile telephony customers in Europe. Upon regulatory approval of the company's majority investment in the information-technology group debis Systemhaus, Deutsche Telekom will become the second largest player in Europe in providing information technology solutions to multinational companies worldwide. Visit the Deutsche Telekom web site at: www.telekom.de/international.


ABOUT VOICESTREAM

VoiceStream Wireless is a leading provider of wireless communications services in the United States. VoiceStream Wireless with Cook Inlet Region Inc., has licenses to provide service to over 220 million people with operating systems from New York to Hawaii. With licenses in 23 of the top 25 markets VoiceStream is one of the major providers of telecommunications services in the country. VoiceStream is the largest provider of personal communications service using the globally dominant GSM technology in the United States. Visit the VoiceStream Wireless web site: www.voicestream.com.



This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's and VoiceStream's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.


Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction referenced in this press release, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Deutsche Telekom and VoiceStream. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Deutsche Telekom and VoiceStream at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom, Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or VoiceStream Wireless Corporation by contacting VoiceStream Wireless Corporation, Attention: Ken Prussing, Executive Director, Investor Relations, 3650 131st Avenue SE, Bellevue, WA 98006.


VoiceStream Wireless Corporation, its directors, executive officers and certain other members of VoiceStream management and employees may be soliciting proxies from VoiceStream shareholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.


Satellite coordinates for VoiceStream-Deutsche Telekom b-roll and soundbites:

When:            Monday, July 24, 2000            Telstar 6, Transponder 7
                 4:45 am - 5:00 am E.T.           Telstar 6, Transponder 8
                 9:30 am - 9:45 am E.T.           Telstar 6, Transponder 8
                 12:45 pm - 1:00 pm E.T.
                 Audio: 6.2/6.8

                                       ###


FOR FURTHER INFORMATION, CONTACT:

VOICESTREAM                             DEUTSCHE TELEKOM
Investors                               Investors
Ken Prussing                            Nils Paellmann
877-853-8682                            212-424-2951

Media
Kim Thompson                            Media
425-653-5027                            Ulrich Lissek
                                        011-49-228-181-4949
George Sard/David Reno/Jim Barron
Citigate Sard Verbinnen                 Bill McAndrews
212-687-8080                            212-521-4800 (through July 27)
                                        011-49-228-181-94160 (after July 27)
Washington D.C.
Dale Leibach or Mark Day                Todd Fogarty/Tom Davies
Shandwick Public Affairs                Kekst and Company
202-383-9700                            212-521-4800

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED IN EUROPE BY DEUTSCHE TELEKOM AG ON JULY 24, 2000

NOT TO BE RELEASED BEFORE MONDAY, 2.00 P.M.


Bonn/Hanover, 24 July 2000

Deutsche Telekom acquires VoiceStream for 50.7 billion dollars

Deal for 3.2 T-Shares 30 dollars per VoiceStream share - Telekom entering growth market of 220 million potential customers - VoiceStream fastest grower on US mobile communications market - Deutsche Telekom first genuinely global GSM provider


Deutsche Telekom and the fastest growing US mobile come provider VoiceStream are to enter into a strategic partnership. Deutsche Telekom will acquire the only US company with a nationwide GSM network. This decision was taken on Sunday by the Supervisory Boards of Deutsche Telekom and VoiceStream. "Because VoiceStream is the U.S. company that is best suited to Deutsche Telekom - actually in an ideal way - and that will integrate seamlessly into our 4-pillar growth strategy", explained Deutsche Telekom Chairman Dr. Ron Sommer at a press conference in Hanover on Monday. The four growth areas are mobile communications, online services, data communications / systems solutions and network access.

"This is a convincing strategic opportunity for VoiceStream to enter into a partnership with one of the leading telecommunications companies in the world, which represents a very attractive prospect for our shareholders, employees and customers", said John Stanton, Chairman of VoiceStream.



                 Deutsche Telekom AG
                 Press office
                 Headquarters, Pressestelle, Friedrich-Ebert-Allee 140, D-53113
                 Bonn, Germany
Postal address   Postfach 20 00, D-53105 Bonn, Germany
   Office nos.   Phone + 49 228 1 81 - 49 49, Fax + 49 228 1 81 - 89 41, Telex
                 886668 gdt d,
                 Press releases available via T-Online *200002211#

The transaction is to be made primarily by means of a share swap. VoiceStream shareholders are being offered 3.2 Telekom shares plus 30 dollars per VoiceStream share. Based on the closing price of the T-Share last Friday in Frankfurt, this represents an offer of 50.7 billion dollars for 259 million VoiceStream shares. Deutsche Telekom will issue 828.8 million T-Shares from the capital authorized at its last shareholders' meeting on May 25, 2000. The total number of T-Shares after the transaction will thus be around 3.858 million. The stake held by the Federal Republic will fall from 58.2 percent to 45.7 percent. Deutsche Telekom will also take over debts of 5.0 billion dollars from VoiceStream. Current plans are for the transaction to be completed in the course of the first half of 2001, subject to the approval of the relevant supervisory authorities.

The contractual agreements will also include a so-called lock-up agreement with the majority of the core shareholders, involving holding periods for the new T-Shares, which are to be issued as part of the transaction.

TELEKOM BECOMES WORLD MARKET LEADER ON THE GSM MARKET

VoiceStream has licenses to operate in 23 of the 25 largest regional US markets. This gives the company access to 220 million potential US customers. The current network coverage allows access to around 100 million potential customers. At the end of the first quarter, VoiceStream had 2.3 million customers. The plan is to increase this number to 4 million by the end of the year. In 1999 VoiceStream generated revenues of around 1 million euros.

The addition of VoiceStream will make Deutsche Telekom the world market leader on the GSM market - far ahead of its nearest competitors. Together with VoiceStream, the Group has a reach of 375 million potential mobile communications customers, measured by the number of customers reachable by companies in which Deutsche Telekom holds a majority stake. Studies forecast that the US mobile communications market will grow by the end of 2003 by as many new customers as the markets in Germany, France, Italy and Great Britain altogether. "So we are entering the right market at the right time just before, to judge by general opinion, the start of a huge upturn in growth, from which we hope to profit", emphasized Kai-Uwe Ricke, CEO of T-Mobile International.

VoiceStream recorded growth of 18.5 percent in the first quarter of 2000, the highest growth rate of all US mobile communications providers. VoiceStream customers also generate above-average monthly revenues. The average for 1999 was
56.7 dollars. The US average is 46 dollars, the European average 44 dollars.

There will also be a considerable boost in growth from the convergence of mobile and online communications. Mobile data transmission at ISDN level is possible with a nationwide GPRS network which Deutsche Telekom will put into operation this summer. VoiceStream is also starting GPRS operations this year. This will open up whole new areas of application for the mobile Internet.

195/00

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED IN EUROPE BY DEUTSCHE TELEKOM AG ON JULY 24, 2000

DEUTSCHE TELEKOM TO ACQUIRE VOICESTREAM FOR $50.7 BILLION

The transaction consists of a share swap and a cash offer -- creating a global provider with 375 million potential subscribers


Deutsche Telekom AG and US-based VoiceStream have signed an agreement under which Deutsche Telekom will acquire the only US wireless carrier that owns and operates a GSM network nationwide. On Sunday, July 23, 2000, the Supervisory Board of Deutsche Telekom and the Board of Directors of VoiceStream approved the transaction, which will form the first trans-Atlantic GSM provider, with over 375 million potential subscribers based on the number of customers that can be covered by majority-controlled companies. The primary component of the agreement consists of a share exchange. VoiceStream shareholders will receive 3.2 Deutsche Telekom shares and $30 in cash for each share of VoiceStream common stock. Calculated on the basis of 259 million VoiceStream shares, this transaction is currently valued at $50.7 billion based on Deutsche Telekom's Euro closing share price as of Friday, July 21, 2000. Deutsche Telekom will issue 828.8 million new T-shares from the authorized capital approved by shareholders at the Annual General Meeting on May 25, 2000. In addition, Deutsche Telekom will assume approximately $5 billion of VoiceStream net debt. It is expected that the transaction will be completed during the first half of 2001, pending approval of respective regulatory authorities.

The agreement calls for a so-called lock-up agreement with the majority of the core shareholders. These core shareholders are required to hold their Deutsche Telekom shares received in this transaction for certain periods of time.

Deutsche Telekom invites you to a press conference held this Monday at 2:00 pm on the trade fair grounds in Hanover (Conference center Messe TCM, room Bonn) to discuss the details of this transaction.

THE FOLLOWING IS A SLIDE PRESENTATION GIVEN BEGINNING ON JULY 24, 2000

Creation of first global GSM operator

Investor Presentation
July 2000


[DEUTSCHE TELEKOM LOGO]               July 2000              [VOICESTREAM LOGO]

Disclaimer

This presentation contains or may contain forward-looking statements within the meaning of the U.S. private securities litigation reform act of 1995. It is important to note that Deutsche Telekom's and VoiceStream's actual results could differ materially from the results anticipated or projected in any such forward-looking statements, based on a number of important factors. Deutsche Telekom's and VoiceStream's filings with the U.S. Securities and Exchange Commission (particularly their most recent reports on Form 20-F and Form 10-K, respectively) contain cautionary statements identifying important factors affecting such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from projections contained in any forward-looking statements made by Deutsche Telekom and VoiceStream.

Transaction overview

Creation of first global GSM operator

-    VoiceStream transforms T-Mobile into the world's only global GSM operator

- Unique opportunity to enter the U.S. mobile market, with even higher growth prospects than Europe

- Total consideration of $50.7 billion (euro 54.1 billion)(1), 85% in new Deutsche Telekom shares and 15% in cash

- Full support of VoiceStream management and core shareholders (> 50% of shares) to vote in favor of transaction

-    VoiceStream management to lead T-Mobile's American operations

-    Lock-up agreements secured with majority of core shareholders

-    Transaction expected to be completed in H1 2001

(1)  Based on closing prices on July 21, 2000

Delivering on promises

                                   [GRAPHIC]


                                    Strategy
                                     Vision
                                   Financials


                 Mobile     Consumer       Data          Access
                            Internet        IP
                                         Systems

                                    Networks

- Mobile - one of our four strategic businesses - is the most significant growth area in the U.S. telecoms market

- VoiceStream is a major step in delivering our strategy of building all four pillars in the U.S. market

Entry to high growth U.S. market


Additional subscribers required to reach 90% penetration (millions)

                                  [BAR CHART]

U.S.     Germany     France     UK     Italy
156.5      47.4        29.8    25.8     18.6


-    U.S. wireless penetration outlook strongly positive due to:

     -    Improved network quality

     -    Broader coverage

     -    More attractive customer value proposition

- Low U.S. penetration (33.5%)(1)should converge towards Western European levels (44.8%)(1)


(1)  Figures as of March 2000

Source: Financial Times Mobile Communications, CTIA

Market leadership: Leapfrogging competition

Controlled equity POPs
(controlled, proportionate)(1)

[BAR CHART]


Deutsche
Telekom/
VoiceStream      Vodafone      Sprint PCS      AT&T Wireless      Nextel      Verizon Wireless      Orange      BellSouth/SBC
    375             307           277               236             230             223               190            159

(1)  Based on proportionate ownership in the controlled companies

-    Ranks #1 globally with approx. 375 million POPs (controlled, proportionate)

-    Pure play mobile company with single technology

- Only GSM operator with controlling interests in the U.S. and major European markets

-    Unparalleled transatlantic roaming opportunity

-    Ideal platform to develop 3G (UMTS) services

Leading presence in G7 countries

                                                                                                                    Total Controlled
Company                        US           GER           UK          FRA         ITA          CAN          J             POPs(1)
Deutsche Telekom/              220           82           58           --           --          --          --              360
VoiceStream

Sprint PCS                     277           --           --           --           --          --          --              277

Nextel                         230           --           --           --           --          --          --              230

Vodafone                        --           82           58           --           57          --          --              197

NTT DoCoMo                      --           --           --           --           --          --         126              126

Orange                          --           --           58           59           --          --          --              117

(1)  Based on proportionate ownership in the controlled companies

- We will control more POPs in the world's leading economies than any other mobile company.

The right transaction

Right Market        U.S. is the most attractive wireless market globally


Right Time          Transaction timed just ahead of growth in U.S. mobile market

Right Company       VoiceStream is the fastest growing operator in the U.S.

Right Management    Proven VoiceStream management team to lead American wireless business

Right Price         Price paid in line with precedent transactions on an
                    enterprise value per POP basis

Overview of VoiceStream

National footprint

VoiceStream: license areas

[MAP GRAPHIC]


-    Nation-wide GSM operator using 1900 MHz

-    Licenses in 23 of the top 25 U.S. markets

-    220 million licensed POPs

- Over 100 million covered POPs currently and planned to exceed 120 million by 2001

Fastest growing national U.S. mobile operator


[BAR CHART]


Q1 2000 subscriber growth (%)
VoiceStream(1)            18.5%

Sprint PCS                14.5%

Nextel                    12.0%

AT&T Wireless              7.8%

SBC/BellSouth              5.1%

Verizon Wireless           4.0%


(1)  including Omnipoint and Aerial

Source: company data, DLJ research

Highest annualized penetration

[BAR CHART]

Annualized incremental penetration (per covered POPs)

VoiceStream(1)                           2.60%

Sprint PCS                               1.87%

VoiceStream pro forma(2)                 1.63%

BellSouth/SBC                            1.43%

Nextel                                   1.20%

AT&T Wireless                            1.04%

(1)  Pre Aerial and Omnipoint acquisitions

(2)  Aerial and Omnipoint included pro-forma

(3)  After elimination of 160,000 Omnipoint customers

-    2.3 million subscribers at March 31, 2000(3)

- Expectation of 4.0 million subscribers by end 2000 -- effectively doubling the base from end 1999

-    Rapid increase via organic growth and recent acquisitions

- VoiceStream has consistently outperformed average quarterly penetration gains for U.S. PCS operators

High ARPU


1999 ARPU ($ monthly)


[BAR CHART]


VoiceStream             $   56.72

U.S. average            $   46.00

European average        $   44.00


-    VoiceStream's ARPU significantly higher than U.S. and European average


- High minutes of usage by VoiceStream subscribers have generated rising ARPU's even before mobile data contribution


Note: company data, CTIA, Dresdner Kleinwort Benson for 1999

Financial performance

Quarterly financial performance


[BAR CHART]

(1) VoiceStream excluding Omnipoint acquisition

Source: Company data


- VoiceStream has experienced seven straight quarters of positive cash flow before marketing costs


-    Expected to continue to see robust subscriber and revenue growth

Leadership in mobile data

[GRAPHIC]


- High U.S. Internet usage expected to drive mobile data demand

- VoiceStream is only provider of 2-way SMS in U.S.

- On track for GPRS in Q4/00

- Controls branding and content through MyVoiceStream.com

Experienced and committed management

- Senior executive team averages over ten years in the industry

- Executive team is committed to the transaction

- Management incentivized like shareholders

Overview of T-Mobile International

Partner of choice


[GRAPH]


POPs in the U.S. ................   220 million
POPs in Germany, UK, Austria
  and Hungary ...................   155 million


- Enhances attraction of T-Mobile as consolidation partner in Europe and rest of world

- No other operator competing for pan-European consolidation can offer membership of a global GSM footprint

Note: Chart refers to controlled, proportionate POPs in the U.S. and in Germany, UK, Austria and Hungary

Key competitive strengths

-    Scale and Reach

-    Growth

-    Innovation

-    Efficiencies

-    Deutsche Telekom relationship

Innovation

Combining technology and market innovation


Investing today in tomorrow's platforms

[GRAPHIC]

Efficiencies

Long-term synergies

-    Revenues

-    Operating expenses

-    Interest expenses

-    Capex

Organizational efficiency gains

-    "Best practice" across all mobile activities

-    Task forces for key projects

-    Pooling of mobile data interests in T-Motion



- Size and reach of business provides ability to realize organizational and financial efficiencies

Deutsche Telekom relationship

Competitive advantages from scope and scale of T-family

-    Access to financing

     -    Financial muscle in the consolidation process

     -    UMTS licence acquisition

     -    Broader choice of acquisition targets

-    Significant know-how transfer

- Strong basis for successful operation of T-Motion through T-Online relationship

-    Cost savings

-    Brand synergies expected for mobile data operations

Financial analysis

Fair valuation vs. precedents

Favorable per POP valuation relative to U.S. + European benchmarks

Enterprise value per POP ($)

Vodafone/ Mannesmann              $ 934

FT/Orange                         $ 675

Vodafone/ AirTouch                $ 339(2)

Vodafone/ AirTouch                $ 275

Deutsche Telekom/ VoiceStream     $ 265(1)

(1) Based on closing price July 21, 2000 Calculation incl. shares issuable upon Cook Inlet buy-out

(2)  Adjusted to reflect PCS business only


-    U.S. PCS companies valued on a per POP basis

     -    Coverage still in build stage

     -    Rapidly growing subscriber base

     -    Too early for subscriber-based multiples

- VoiceStream enterprise valuation of $265 per licensed POP compares favorably with precedent company transforming transactions

Overview of transaction terms

Price

- Fixed exchange ratio of 3.2 Deutsche Telekom shares for each VoiceStream share plus $30 cash (incl. separate cash and stock election schemes)

- Deutsche Telekom will issue approximately 829 million shares to VoiceStream's shareholders

-    Pro-forma for transaction, German Government/KfW ownership reduced to 46%

Investment

- Deutsche Telekom to invest $5.0 billion in VoiceStream in form of convertible preferred stock prior to closing

-    To be used to fund license auctions and build-out

Transaction value

- Based on VoiceStream's 259 million fully diluted shares this implies an equity value of (euro)54.1 billion and an enterprise value of (euro)59.4 billion

Lock-up for majority of core shareholders

Lock-up agreement with majority of core shareholders
                                                                Percentage of
                                                                  holdings
Time Period                                                   available for sale
-       Signing until the latter of the shareholder vote
        and January 1, 2001                                                0%

-       The latter of shareholder vote and January 1, 2001
        until closing                                             up to 17.5%

-       Closing - 3 months post-closing                                    0%

-       3 months - 6 months post-closing                            up to 40%

-       After 6 months post-closing                                 Remainder


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
Timeline of key events

Key events                                                            Date

-       File preliminary merger proxy                               End August

-       Distribute merger proxy to shareholders                     Q3/Q4 2000

-       VoiceStream shareholder vote                         Q4 2000 - Q1 2001

-       Expected completion of regulatory approval                     Q1 2001

-       Closing                                              Q1 2001 - Q2 2001

-       VoiceStream integrated into T-Mobile                      Post closing


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
Key financials

                              T-Mobile/VoiceStream

1999                  T-Mobile(1)             VoiceStream(2)
in million           $       (euro)           $       (euro)
Revenue             6,754    6,336            1,047     987

EBITDA              1,806    1,694             -475    -446

Capex               1,383    1,297              664     623

Subscribers              17.5                       2.3

(1) Consolidated figures for 1999, One 2 One only included in Q4

(2) VoiceStream: pro forma for Cook Inlet partnership

Source: Company data (1999), except subscribers (Q1 2000 - after elimination of 160,000 Omnipoint subscribers)

Note: based on 1999 average exchange rate of $ 1.066/(euro) 1.0


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
Impact on Deutsche Telekom

-    Goodwill(1)of (euro)44.8 billion ($42 billion)

-    Number of Deutsche Telekom shares to be issued: 829 million

-    Total number of Deutsche Telekom shares post transaction: 3,858 million

-    Impact:

     -    increase of $5.2 billion in consolidated debt from VoiceStream

     -    investment of $5.0 billion pre-closing

     -    $7.8 billion cash portion of consideration

(1) Defined as excess purchase price over book value of assets acquired, estimated for year end 2000


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